Form 4
FORM 4 [ ]Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Files pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person Jerry Levin American Household, Inc. 2381 Executive Center Drive Boca Raton, FL 33431 US	2. Issuer Name and Ticker or Trading Symbol Ecolab Inc. (ECL)		6. Relationship of Reporting Person(s) to Issuer Director ________________________
	3. IRS or Social Security Number of Reporting Person (voluntary)	4. Statement for Month/Day/Year 4/29/2003	7. Individual or Joint/Group Filing Form filed by One Reporting Person
5. If Amendment, Date of Original (Month/Day/Yr) Original Date N/A

Table I-Non-Derivative Securities Acquired,Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date if any (Month/Day/Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	(A) or (D)	Price
Common Stock	4/29/03		M		4,800	A	$9.3125		D
Common Stock	4/29/03		F(1)		871	D	$51.30	22,874.08 (2)	D
Table II-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date if any (Month/Day/Year)	4. Transaction Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Ex-piration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s)	10. Ownership Form of Derivative Security: Direct(D)or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	$9.3125	4/29/03		M			4,800	(3)	5/14/03	Common Stock	4,800		0	D
Explanation of Responses
(1) Reflects the reporting person's payment of the exercise price of a stock option issued in accordance with Rule 16b-3 by delivering shares of Ecolab Common Stock. (2) Includes 53.33 shares acquired pursuant to a dividend reinvestment feature of the Ecolab Inc. 2001 Non-Employee Director Stock Option and Deferred Compensation Plan. (3) This option was previously reported as covering 1,200 shares at an exercise price of $37.25/share, but has been adjusted to reflect a 2-for-1 stock split on January 18, 1994 and a 2-for-1 stock split on January 15, 1998. The option was granted under the Ecolab Inc. 1988 Non-Employee Director Stock Option Plan on May 14, 1993. The option became exercisable by the reporting person on a cumulative basis to the extent of one-third of the shares subject to the option on the date of each of the three subsequent annual meetings of the stockholders following the date of the grant.

**Intentional misstatements or omissions of facts constiute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15U.S.C. 78ff(a).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Signature of Reporting Person: Timothy P. Dordell, as Attorney-in-Fact	Date: 4/30/2003